December 1, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, DC  20549
USA

Attention:	Tara Harkins
Mary Mast
Senior Accountants

Dear Sirs/Mesdames:

Re: Tower One Wireless Corp. (the "Company") Form 20-F for the Fiscal Year Ended December 31, 2020 File No. 000-55103

We write in response to your letter of November 15, 2021 to Alejandro Ochoa, Chief Executive Officer and Interim Chief Financial Officer of the Company, with respect to the Company's Form 20-F for the fiscal year ended December 31, 2020 and further to the Company's letter to you dated November 1, 2021 responding to your comment letter of October 19, 2021. Our responses are numbered in a manner that corresponds with your comments as set out in your letter of November 15, 2021.

Report of Independent Registered Public Accounting Firm, page F-2

1. We note your response to prior comment 1. Please amend your filing to include an audit opinion that opines upon the entire 2018 consolidated financial statements including the adjustments outlined in Note 26, which then refers to notes 8, 14 and 16 in the consolidated financial statements that include certain disclosures regarding the recast of certain 2018 figures.  Refer to the guidance in Article 2 of Regulation S-X.

Answer: We have amended our filing to include an audit opinion that opines upon the entire 2018 consolidated financial statements including the adjustments outlined in note 26, which refers to notes 8, 14 and 16 in the consolidated financial statements that include certain disclosures regarding the recast of certain 2018 figures. In doing so, we referred to the guidance in Article 2 of Regulation S-X. We have also updated the required officer certifications under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

Should you have any questions, please do not hesitate to contact the Company's legal counsel: Clark Wilson LLP, Attn: Andrew Stewart, at (604) 891-7700.

Yours truly,

TOWER ONE WIRELESS CORP.

/s/ Alejandro Ochoa
Alejandro Ochoa
Chief Executive Officer, Interim Chief Financial Officer and Director